COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to the Condensed Interim Consolidated Financial Statements	6

1

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	As of March 31, 2025	As of December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents	13,758	16,393
Trade and other receivables	1,859	2,357
Inventories (note 4)	2,455	2,691
Income taxes receivable	-	114
Prepaid expenses and other assets (note 5)	2,282	2,426
Total current assets	20,354	23,981
Non-current assets
Restricted cash and cash equivalents	128	123
Property and equipment (note 6)	10,659	10,966
Total non-current assets	10,787	11,089
Total assets	31,141	35,070

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 7)	4,711	4,730
Provisions	240	385
Income taxes payable	109	105
Current portion of deferred revenues (note 3)	122	120
Current portion of lease liabilities	253	271
Warrant liability (note 9)	1,576	1,563
DSU liability	48	48
Total current liabilities	7,059	7,222
Non-current liabilities
Deferred revenues (note 3)	930	914
Lease liabilities	1,973	2,039
Employee future benefits (note 8)	11,035	11,734
Total non-current liabilities	13,938	14,687
Total liabilities	20,997	21,909
Shareholders’ equity
Share capital (note 10)	22,503	22,486
Contributed surplus	4,275	4,268
Retained earnings (accumulated deficit)	(14,655)	(12,110)
Accumulated other comprehensive loss	(1,979)	(1,483)
Total Shareholders’ equity	10,144	13,161
Total liabilities and shareholders’ equity	31,141	35,070

Commitments (note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Ronnie Miller	/s/ Pierre Labbé
Ronnie Miller, Chair of the Board	Pierre Labbé, Director

2

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended March 31, 2025, and 2024

(In thousands of US dollars)

(Unaudited)

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total
	$	$	$	$	$
Balance – January 1, 2025	22,486	4,268	(12,110)	(1,483)	13,161
Net loss			(3,655)		(3,655)
Other comprehensive loss:					-
Foreign currency translation adjustments				(496)	(496)
Actuarial gain on defined benefit plan (note 8)			1,110		1,110
Comprehensive loss			(2,545)	(496)	(3,041)
Share-based compensation costs		7			7
Exercise of warrants (note 9)	17				17
Balance – March 31, 2025	22,503	4,275	(14,655)	(1,979)	10,144

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total
	$	$	$	$	$
Balance – January 1, 2024	13,517	3,874	4,356	(712)	21,035
Net loss			(1,401)		(1,401)
Other comprehensive loss:
Foreign currency translation adjustments				(456)	(456)
Comprehensive income			(1,401)	(456)	(1,857)
Share-based compensation costs		14			14
Balance – March 31, 2024	13,517	3,888	2,955	(1,168)	19,192

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended
	March 31,
	2025	2024
	$	$
Revenues (note 3)	1,500	2,057
Cost of sales	(1,057)	(1,153)
Gross profit	443	904

Research and development	(1,134)	(1,062)
Selling, general and administrative	(2,926)	(1,656)
Loss from operations	(3,617)	(1,814)

Foreign exchange gain (loss)	(52)	25
Finance costs	(70)	(63)
Interest income	106	59
Other income (expense)	8	(20)
Change in fair value of warrant and DSU liabilities	(30)	-
Other (loss) income	(38)	1

Loss before income taxes	(3,655)	(1,813)

Income tax recovery	-	412
Net loss	(3,655)	(1,401)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(496)	(456)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit plans (note 8)	1,110	-
Comprehensive loss	(3,041)	(1,857)

Basic and diluted loss per share (note 12)	(1.16)	(0.76)

Weighted average number of shares outstanding (basic and diluted)	3,144,682	1,847,718

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2025, and 2024

(In thousands of US dollars)

(Unaudited)

	Three months ended
	March 31,
	2025	2024
	$	$
Cash flows from operating activities
Net loss for the period	(3,655)	(1,401)
Items not affecting cash and cash equivalents:
Depreciation and amortization	325	359
Share-based compensation costs	6	14
Employee future benefits	86	-
Amortization of deferred revenues	(25)	-
Change in fair value of warrant and DSU liabilities	30	-
Other non-cash items	26	21
Income tax recovery	-	(412)
Changes in operating assets and liabilities (note 11)	1,327	(961)
Net cash used in operating activities	(1,880)	(2,380)

Cash flows from financing activities
Payments on lease liabilities	(200)	(94)
Net cash used in financing activities	(200)	(94)

Cash flows from investing activities
Purchase of property and equipment	(615)	(564)
Proceeds on disposal of property and equipment	4	-
Changes in restricted cash equivalents	(4)	-
Net cash provided by (used) in investing activities	(615)	(564)
Effect of exchange rate changes on cash and cash equivalents	60	(134)

Net change in cash and cash equivalents	(2,635)	(3,172)
Cash and cash equivalents – Beginning of period	16,393	6,678
Cash and cash equivalents – End of period	13,758	3,506

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

1.	Business overview

Summary of business

COSCIENS Biopharma Inc. and its subsidiaries (the “Company”), formerly Aeterna Zentaris Inc., is a Life Science company developing and commercializing a diversified portfolio of products for the cosmeceutical, nutraceutical and pharmaceutical markets. These products are produced using the Company’s proprietary technologies. The Company’s patented technologies include the Pressurized Gas eXpanded (PGX) technology, which is a unique technology that generates high-value yields of active ingredients from natural based resources for use in novel cosmeceutical, nutraceutical and pharmaceutical products. The Company’s two value-driving products, oat beta glucan and avenanthramides, are found in many household name cosmetic and personal care brands. These products are manufactured from the Company’s proprietary oat extraction manufacturing technology and are known for their well-documented health benefits.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on May 13, 2025.

These condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

During the three-month period ended March 31, 2025, the Company incurred a net loss and had negative cash flow from operating activities of $3,655 and $1,873 respectively. As at March 31, 2025, the Company had an accumulated deficit of $14,655.

Assessing the Company’s ability to continue as a going concern necessitates significant judgment, relying on detailed financial forecasts with inherent estimates related to future sales, operating costs, research and development expenses, and capital expenditures. While the Company currently anticipates that its cash on hand and projected future cash flows from operations will be sufficient to cover its financial liabilities as they become due for at least the next twelve months from the issuance date of these condensed interim consolidated financial statements, these future cash flows are subject to several factors beyond the Company’s control.

A significant portion of the Company’s revenue is derived from a single customer primarily located in the United States (Note 13), exposing the Company to potential volatility in cash flows. Furthermore, on February 1, 2025, the President of the United States issued executive orders imposing new tariffs on imports from Canada, which were subsequently paused for a 90-day period on April 2, 2025, for The Canada-United States-Mexico Agreement (“CUSMA”)-compliant goods. Although the Company’s product sales to the US are CUSMA compliant, the Company is monitoring the potential direct and indirect impacts of tariffs, retaliatory tariffs, or other trade protectionist measures. As a result, the Company is exposed to uncertainty in cash flows from operations and consequently, there is no assurance that projected revenue and positive cash flows will be realized. Failure to achieve these projections could require the Company to reduce or curtail operations and development activities, harming the business, financial condition, and results of operations. The Company has the ability to scale its research and development activities, capital expenditures, and restructure operations, and will do so as necessary, based on cash availability. The Company will also need to consider seeking capital through various means including equity or debt financing, sale of assets, or a combination thereof to meet its liquidity needs.  There is no assurance on the availability of future funding which could impact the Company’s ability to continue as a going concern.

As such, there is material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of these condensed interim consolidated financial statements.

6

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The condensed interim consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary if the going concern assumption was not appropriate. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, and the classification of items in the condensed interim consolidated statements of financial position. Such adjustments could be material.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited condensed interim consolidated financial statements do not include all the notes normally included in annual consolidated financial statements. The unaudited condensed interim consolidated financial statements reflect all normal and reoccurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024.

The accounting policies used in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements.

Transaction

On December 14, 2023, Aeterna Zentaris Inc. (“Aeterna”) and Ceapro Inc. (“Ceapro”) entered into a binding arrangement agreement pursuant to which Aeterna would acquire all of the issued and outstanding common shares of Ceapro (the “Transaction”) by way of a plan of arrangement. The Transaction was consummated on June 3, 2024.

Following the closing of the Transaction, former shareholders of Ceapro owned approximately 50% of the Aeterna common shares on a fully diluted basis and former shareholders of Aeterna owned approximately 50% of the Aeterna common shares on a fully diluted basis. For financial reporting and accounting purposes, Ceapro is the acquirer of Aeterna in the Transaction. The condensed interim consolidated financial statements of COSCIENS Biopharma Inc. as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024 reflect the results of operations and financial position of Ceapro for the periods presented and includes the results of operations of Aeterna subsequent to the Transaction, which was completed on June 3, 2024.

Change in presentation currency

Effective June 30, 2024, Ceapro has changed its reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency has been applied retrospectively such that all amounts in the consolidated financial statements of the Company and the accompanying notes thereto are expressed in U.S. dollars. References to “$” are U.S. dollars and references to “CA $” are to Canadian dollars. For comparative purposes, historical consolidated financial statements of Ceapro were recast in U.S. dollars by translating assets and liabilities at the closing exchange rate in effect at the end of the respective period, revenues, expenses and cash flows at the average exchange rate in effect for the respective period and equity transactions at historical exchange rates. Translation gains and losses are included in the cumulative foreign currency translation adjustment, which is reported as a component of shareholders’ equity under accumulated other comprehensive loss.

7

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation. In the consolidated statement of financial position, trade receivables of $126 and other receivable of $164 were classified to trade and other receivables. In the consolidated statements of loss for the three months ended March 31, 2024, the general and administration expenses of $1,653 and the sales and marketing expenses of $3 were reclassified within Selling, general and administrative expenses.

New standards and amendments

Several amendments apply for the first time for reporting periods beginning after January 1, 2025, but do not have an impact on the interim condensed consolidated financial statements of the Company. The IASB has published several new, but not yet effective, standards, amendments to existing standards, and interpretations. None of these standards, amendments to existing standards, or interpretations have been early adopted by the Company, and management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement.

Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions about the future that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgements, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgements in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS Accounting Standards applicable to interim financial statements. Revisions to estimates are recognized prospectively. Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Critical accounting estimates and assumptions, as well as critical judgements used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to Company’s annual consolidated financial statements as of and for the year ended December 31, 2024, other than the following:

Impairment of property and equipment

The Company is required to make judgments in assessing at the end of each reporting period whether there is any indication that an asset may be impaired. In making this assessment, the Company uses various indicators including, but not limited to, the impact of the US tariffs on the Company’s product sales, sustained decreases in revenue and profitability. When such an indication exists, the Company makes a number of estimates when determining the recoverable amount of an asset or a cash-generating unit, see note 6.

8

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

3.	Revenue

The Company derives revenue from the transfer of goods at a point in time in the following categories:

	Three months ended
	March 31,
	2025	2024
	$	$
Active ingredients	1,387	2,057
Pharmaceutical	113	-
	1,500	2,057

Deferred revenue

The deferred revenue balance primarily relates to the advance consideration received in the form of non-refundable non-creditable upfront payment and milestone payments relating to list price approvals of Ghryvelin™ in the United Kingdom, Spain and Germany as per an exclusive licensing agreement for the commercialization of macimorelin (the “Licensed Product”) in the European Economic Area and the United Kingdom and an exclusive supply agreement for a period of ten years, subject to renewal, to supply such Licensed Product.

Revenue for this contract will be recognized based on units of Licensed Product supplied. The total units that the Company expects to supply pursuant to the Pharmanovia Agreement is an estimate, based on current projections and anticipated market demand, and therefore will be a significant judgment that will be relied upon when using the outputs method to recognize revenue. The Company expects to recognize the balance of the deferred revenue over the remaining period of eight years based on related patent application initiatives. For the three months ended March 31, 2025, the Company recognized $25 (2024 - $nil) as revenue from the deferred revenue.

Liabilities related to contracts with customers

The following table provides a summary of deferred revenue balances:

	March 31, 2025
	Current	Non-current	Total
	$	$	$
Pharmanovia	117	889	1,003
NK Meditech	5	41	46
	122	930	1,049

	December 31, 2024
	Current	Non-current	Total
	$	$	$
Pharmanovia	115	875	990
NK Meditech	5	39	44
	120	914	1,034

9

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

4.	Inventories

The Company had the following inventories at the end of each reporting period:

	March 31,	December 31,
	2025	2024
	$	$
Raw materials	666	737
Work in progress	1,592	1,655
Finished goods	197	299
	2,455	2,691

Inventories expensed to cost of goods sold during the three-month period ended March 31, 2025, are $966 (March 31, 2024 - $1,098).

5.	Prepaid expenses and other assets

The Company had the following prepaid expenses at the end of each reporting period:

	March 31,	December 31,
	2025	2024
	$	$
Prepaid insurance	1,422	1,700
Prepaid research and development	535	516
Other	325	210
	2,282	2,426

10

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

6.	Property and equipment

Components of the Company’s property and equipment are summarized below.

	Cost
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2024	2,199	9,059	717	2,794	6,680	21,449
Acquisition of Aeterna	-	124	23	88	-	235
Additions	1,395	224	12	939	11	2,581
Impairment	(547)	-	-	-	(514)	(1,061)
Disposals	-	(989)	(321)	-	-	(1,310)
Impact of foreign exchange rate changes	(242)	(696)	(55)	(269)	(533)	(1,795)
At December 31, 2024	2,805	7,722	376	3,552	5,644	20,099
Additions	2	-	-	-	-	2
Disposals	-	(84)	(156)	-	-	(240)
Impact of foreign exchange rate changes	2	8	1	3	5	19
At March 31, 2025	2,809	7,646	221	3,555	5,649	19,880

	Accumulated Depreciation
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2024	-	5,148	613	1,313	2,730	9,804
Amortization	-	612	36	343	454	1,445
Disposals	-	(989)	(321)	-	-	(1,310)
Impact of foreign exchange rate changes	-	(399)	(47)	(121)	(239)	(806)
At December 31, 2024	-	4,372	281	1,535	2,945	9,133
Amortization	-	166	10	88	61	325
Disposals	-	(84)	(156)	-	-	(240)
Impact of foreign exchange rate changes	-	-	-	1	2	3
At March 31, 2025	-	4,454	135	1,624	3,008	9,221

	Carrying amount
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At December 31, 2024	2,805	3,350	95	2,017	2,699	10,966
At March 31, 2025	2,809	3,192	86	1,931	2,641	10,659

During the three-month period ended March 31, 2025, the Company retired fully depreciated assets no longer in use of $240 (2024 - $nil).

11

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Included right-of-use in the net carrying amount of property and equipment at March 31, 2025, are assets relating to buildings, in the amount of $1,931 (December 31, 2024 - $1,990).

The Company considers the implementation of US tariffs during the period ended March 31, 2025 as a potential impairment indicator, which is amplified by the prevailing economic climate, pressures on gross margins, persistent revenue volatility, and ongoing operating losses. As a result, the Company performed an impairment assessment on the Active Ingredient CGU based on various probability-weighted scenarios concerning the impact of the US tariffs. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The significant estimates used in the determination of value in use included forecasted revenues, costs, growth rate, discount rate and the continuation of the CUSMA exemption on the Company’s sales to the US as being the most likely scenario. The recoverable amount of the CGU tested was estimated to be higher than its carrying amount and no impairment was required. No reasonable change in the discount rate or the terminal value growth could cause the carrying amount to exceed the recoverable amount. However, the removal of the CUSMA exemption and the subsequent prolonged application of US tariffs on the Company’s sales could potentially necessitate the recognition of an impairment loss in future periods.

7.	Accounts payable

The Company had the following accounts payable and accrued expenses at the end of each reporting period:

	March 31,	December 31,
	2025	2024
	$	$
Trade accounts payable	2,856	2,407
Accrued research and development costs	736	1,344
Accrued employee benefits	758	607
Payroll tax and other statutory liabilities	50	25
Other accrued liabilities	311	347
	4,711	4,730

12

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

8.	Employee future benefits

The change in the Company’s employee future benefit obligations is summarized as follows:

	Three months ended March 31, 2025			Year ended December 31, 2024
	Pension	Other
	benefit plans	benefit plans	Total	Total
	$	$	$	$
Change in plan liabilities
Balances – Beginning of the period	22,316	87	22,403	22,136
Current service cost	23	(33)	(10)	59
Interest cost	191	1	192	471
Actuarial loss (gain) from changes in financial assumptions	(1,110)	(1)	(1,111)	1,186
Benefits paid	(185)	-	(185)	(496)
Impact of foreign exchange rate changes	777	3	780	(953)
Balances – End of the period	22,012	57	22,069	22,403

Change in plan assets
Balances – Beginning of the period	10,669	-	10,669	10,972
Interest income from plan assets	92	-	92	236
Employer contributions	9	-	9	23
Employee contributions	3	-	3	7
Benefits paid	(66)	-	(66)	(149)
Remeasurement of plan assets	-	-	-	28
Unrecognized Asset due to Asset Ceiling	(79)	-	(79)	-
Impact of foreign exchange rate changes	406	-	406	(448)
Balances – End of the period	11,034	-	11,034	10,669

Net liability of the unfunded plans	10,978	57	11,035	11,165
Net liability of the funded plans	-	-	-	569
Net amount recognized as Employee future benefits	10,978	57	11,035	11,734

Amounts recognized:
In net loss	119	(33)	86	288
Actuarial gain (loss) on defined benefit plans in other comprehensive loss	1,110	-	1,110	(1,157)

The calculation of the employee future benefit obligation is sensitive to the discount rate assumption and other assumptions such as the rate of the pension benefit increase. Discount rates were 3.80% as of March 31, 2025, and 3.40% as of December 31, 2024, causing the variances in the actuarial gain on defined benefit plan during the three months ended March 31, 2025.

13

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

9.	Warrants

Warrant activity for the three months ended March 31, 2025, was as follows:

	Warrants	Weighted average exercise price	Amount
	#	$	$
Balance – December 31, 2024	668,138	11.64	1,563
Exercised	(5,595)	0.01	(17)
Change in fair value of warrants	-	-	30
Balance – March 31, 2025	662,543	11.74	1,576

The fair value of the liability, classified as warrant liability, is subsequently remeasured at each reporting date and at settlement date using the Black-Scholes option pricing model, with changes in fair value recognized in profit or loss. At March 31, 2025, the following warrants were outstanding:

Issuance date	Number	Weighted average remaining contractual life	Weighted average exercise price
	#	years	$
February 2020	11,129	0.47	129.12
July 2020	56,210	0.35	45.00
August 2020	17,310	0.93	47.00
February 2021	16,507	0.97	181.25
June 2024	561,387	2.26	0.01
Balance – March 31, 2025	662,543	1.96	11.74

10.	Shareholders’ equity

Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

As discussed in Note 1, Business Overview, on June 3, 2024, each outstanding Ceapro common share was exchanged for 0.02360 of an Aeterna common share. Accordingly, all common shares, stock options and per share amounts in these interim condensed consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the share exchange.

	Common shares	Amount
	#	$
Balance – December 31, 2024	3,140,621	22,486
Granted	5,595	17
Balance – March 31, 2025	3,146,216	22,503

	Common shares	Amount
	#	$
Balance – December 31, 2023	1,847,593	13,517
	-	-
Balance – March 31, 2024	1,847,593	13,517

14

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Share-based compensation

The compensation expense for the three months ended March 31, 2025, was $6 (2024 – $14) recognized over the vesting period. Option activity for the three months ended March 31, 2025, and 2024, was as follows:

	Stock options	Weighted average exercise price
	#	$
Balance – January 1, 2025	76,024	25.77
Cancelled / Forfeited	(24,395)	15.92
Balance – March 31, 2025	51,629	30.43

	Stock options	Weighted average exercise price
	#	$
Balance – January 1, 2024	74,371	20.74
Cancelled / Forfeited	(6,442)	12.07
Balance – March 31, 2024	67,929	21.67

11.	Supplemental disclosure of cash flow information

	Three months ended
	March 31,
	2025	2024
	$	$
Changes in operating assets and liabilities:
Trade and other receivables	1,101	(1,112)
Inventory	242	393
Prepaid expenses and other current assets	159	(120)
Payables and accrued liabilities	238	(122)
Deferred revenues	3	-
Provision for restructuring and other costs	(290)	-
Employee future benefits	(126)	-
	1,327	(961)

Additions of property and equipment of $0.5 million for the year ended December 31, 2024 were acquired on deferred payment terms, the settlement of which was made during three-months ended March 31, 2025, resulting in a nil balance as at March 31, 2025.

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COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

12.	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended
	March 31,
	2025	2024
	$	$
Net loss	(3,655)	(1,401)
Basic and diluted weighted-average shares outstanding	3,144,682	1,847,718

Basic and diluted loss per share	(1.16)	(0.76)

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	116,379	67,929
Warrants	662,543	-

13.	Segment information

As of March 31, 2025 and a result of the transaction, the Company has two reportable and operating segments: Active ingredient and Biopharmaceutical. The Company’s chief operating decision maker assesses the performance of the reportable segments based on revenues and operating loss before selling, general & administrative expenses, other income and tax by segment. Selling, general and administrative expenses are expenses and salaries related to centralized functions, such as corporate finance, legal, human resources and technology teams, which are not allocated to segments. Accounting policies applied for the Active ingredient and the Biopharmaceutical segments are identical to those used for the purposes of the consolidated financial statements as described in Note 2.

Active ingredient

The Active ingredient segment involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for healthcare and cosmetic industries. Active ingredients produced include oat beta glucan, oat oil and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

Biopharmaceutical

The Biopharmaceutical segment includes the results of Aeterna Zentaris from its acquisition on June 3, 2024 (Note 3). The segment involves the commercializing and developing pharmaceutical therapeutics and diagnostic tests, including the Company’s product, Macrilen® (macimorelin). The segment also includes remaining costs associated with the development of our pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

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COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The table below summarizes the relevant financial information by operating segment:

	Three months ended March 31, 2025
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	1,387	113	1,500
Cost of sales	(1,018)	(39)	(1,057)
Gross margin	369	74	443
Research and development	(497)	(637)	(1,134)
Loss from operations before SG&A and other income (expenses)	(128)	(563)	(691)
Selling, general & administrative			(2,926)
Loss from operations			(3,617)
Net other income			(38)
Loss before income taxes			(3,655)

	Three months ended March 31, 2024
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	2,057	-	2,057
Cost of sales	(1,153)	-	(1,153)
Gross margin	904	-	904
Research and development	(1,062)	-	(1,062)
Income from operations before SG&A and other income (expenses)	(158)	-	(158)
Selling, general & administrative			(1,656)
Loss from operations			(1,814)
Net other income			1
Loss before income taxes			(1,813)

Major Customer

During the three months ended March 31, 2025, the Company had export sales to one major distributor of the Company’s products representing 83% of total revenue (2024 - 89% of total revenue). As at March 31, 2025, one customer represented 65% of total trade and other receivables (March 31, 2024 – one major customer amounted to 78%).

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COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2025, and for the three months ended March 31, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

14.	Commitments and Contingencies

Significant expenditure under contracted supply agreements for at the end of the reporting period but not recognized as liabilities is as follows:

TOTAL
$
Less than 1 year	525
1 - 5 years	-
More than 5 years	-
525

The Company previously entered into license agreements with Agriculture Canada (AG) for a technology to increase the concentration of avenanthramides in selected oat and with University of Alberta for a Pressurized Gaz expanded Technology (PGX) for the processing of various polymers. The royalty percentage rate would be 2% strictly for sales made from avenanthramides produced from the AG technology while royalty percentage rates would range between 1.0% to 3.5% for sales made from products manufactured using the PGX Technology, the rate being according to the classification of the resulting product (cosmeceutical, nutraceutical, pharmaceutical).

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